EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013

TASMAN METALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
FEBRUARY 28, 2013

(Unaudited – Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	Notes	February 28, 2013 $	August 31, 2012 $
ASSETS
Current assets
Cash	5	7,486,111	9,778,040
Amounts receivable	6	67,014	202,852
Prepaids		136,183	69,929
Total current assets		7,689,308	10,050,821
Non-current assets
Investment	7	55,734	80,862
Property, plant and equipment	8	202,529	255,338
Exploration and evaluation assets	9	207,992	214,297
Bond deposit		3,496	3,496
Total non-current assets		469,751	553,993
TOTAL ASSETS		8,159,059	10,604,814
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		447,178	782,977
TOTAL LIABILITIES		447,178	782,977
SHAREHOLDERS’ EQUITY
Share capital	11	20,274,302	19,808,552
Share-based payments reserve		9,004,852	8,565,897
Deficit		(21,487,183)	(18,497,650)
Accumulated other comprehensive loss		(80,090)	(54,962)
TOTAL SHAREHOLDERS’ EQUITY		7,711,881	9,821,837
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,159,059	10,604,814

Events after the Reporting Period - See Note 16

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on April 10, 2013 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

		Three Months Ended		Six Months Ended
	Note	February 28, 2013 $	February 29, 2012 $	February 28, 2013 $	February 29, 2012 $
Mineral exploration costs	10	416,374	990,620	1,204,491	1,349,403
Expenses
Accounting and administration		34,994	28,500	67,410	44,400
Audit		-	16,084	33,650	52,091
Corporate development		24,924	108,769	75,907	188,426
Depreciation		14,056	7,748	29,185	14,704
General exploration		19,975	16,583	47,514	25,651
Investor relations		-	10,500	10,500	21,000
Legal		20,106	23,072	45,033	69,405
Management fees		40,500	40,500	81,000	81,000
Office		65,488	52,381	116,270	93,326
Professional fees		233,991	104,487	373,933	176,080
Regulatory fees		14,420	87,598	32,540	97,142
Rent		14,552	6,248	31,357	14,414
Repairs and maintenance		3,219	20,365	3,219	20,365
Salaries and benefits		82,176	92,018	164,020	109,471
Shareholder costs		12,454	15,190	16,120	17,085
Share-based compensation	11(d)	9,061	2,898,754	603,455	3,389,462
Transfer agent		3,014	18,289	5,998	20,966
Travel		34,463	55,223	92,573	110,588
Vehicles		8,349	649	8,349	1,985
		635,742	3,602,958	1,838,033	4,547,561
Loss before other items		(1,052,116)	(4,593,578)	(3,042,524)	(5,896,964)
Other items
Gain on sale of property, plant and equipment		1,921	-	1,921	-
Impairment of exploration and evaluation assets		(4,045)	-	(14,483)	-
Interest income		15,343	36,953	43,551	80,647
Foreign exchange		22,347	(14,572)	22,002	(21,389)
		35,566	22,381	52,991	59,258
Loss before deferred income tax		(1,016,550)	(4,571,197)	(2,989,533)	(5,837,706)
Deferred income tax		-	600	-	(33,400)
Net loss for the period		(1,016,550)	(4,570,597)	(2,989,533)	(5,871,106)
Other comprehensive gain (loss), net of deferred income tax		846	1,748	(25,128)	(92,618)
Comprehensive loss for the period		(1,015,704)	(4,568,849)	(3,014,661)	(5,963,724)
Basic and diluted loss per common share		(0.02)	(0.08)	(0.05)	(0.10)
Weighted average number of common shares outstanding		60,777,649	58,643,368	60,435,982	58,604,454

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended February 28, 2013
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(18,497,650)	(54,962)	9,821,837
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Share-based compensation on share options	-	-	603,455	-	-	603,455
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on available-for-sale investment	-	-	-	-	(25,128)	(25,128)
Net loss for the period	-	-	-	(2,989,533)	-	(2,989,533)
Balance at February 28, 2013	60,820,982	20,274,302	9,004,852	(21,487,183)	(80,090)	7,711,881

	Six Months Ended February 29, 2012
	Share Capital
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Accumulated Other Comprehensive Gain (Loss) $	Total Equity $
Balance at August 31, 2011	58,480,289	18,888,813	5,070,735	(8,623,613)	168,574	15,504,509
Common shares issued for:
Cash - exercise of warrants	127,500	65,000	-	-	-	65,000
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,389,462	-	-	3,389,462
Unrealized loss on available-for-sale Investments	-	-	-	-	(126,018)	(126,018)
Deferred income tax on unrealized loss on available-for-sale investments	-	-	-	-	33,400	33,400
Net loss for the period	-	-	-	(5,871,106)	-	(5,871,106)
Balance at February 29, 2012	58,645,535	19,048,933	8,460,197	(14,494,719)	75,956	13,090,367

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Six Months Ended
	February 28, 2013 $	February 29 2012 $
Operating activities
Net loss for the period	(2,989,533)	(5,871,106)
Adjustments for:
Depreciation	29,185	14,704
Share-based compensation	603,455	3,389,462
Impairment of exploration and evaluation assets	14,483	-
Gain on sale of property, plant and equipment	(1,921)	-
Deferred income tax	-	33,400
	(2,344,331)	(2,433,540)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	135,838	(185,042)
Increase in prepaids	(66,254)	(105,693)
Increase (decrease) in accounts payable and accrued liabilities	(335,799)	240,696
	(266,215)	(50,039)
Net cash used in operating activities	(2,610,546)	(2,483,579)
Investing activities
Proceeds on sale of property, plant and equipment	25,545	-
Additions to exploration and evaluation assets	(8,178)	(26,608)
Additions to property, plant and equipment	-	(19,767)
Net cash provided by (used in) investing activities	17,367	(46,375)
Financing activities
Issuance of common shares	301,250	65,000
Net cash provided by financing activities	301,250	65,000
Net change in cash	(2,291,929)	(2,464,954)
Cash at beginning of period	9,778,040	15,217,096
Cash at end of period	7,486,111	12,752,142

Supplemental cash flow information - see Note 15

The accompanying notes are an integral part of these condensed consolidated interim financial statements

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests and is considered a development stage company.  As at February 28, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended August 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.  The accounting policies followed in these condensed consolidated interim financial statements are consistent with those applied in the Company’s consolidated financial statements for the year ended August 31, 2012.

Basis of Presentation

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses.  The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

3.	Significant Accounting Policies

The preparation of financial data is based on accounting principles and practices consistent with those to be used in the preparation of the audited annual consolidated financial statements as at August 31, 2012.  The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2012.

4.           Subsidiaries

As at February 28, 2013 and August 31, 2012 the Company has one wholly-owned Swedish subsidiary, Tasmet AB (“Tasmet”).

5.	Cash

	February 28, 2013 $	August 31, 2012 $
Cash on hand	412,865	208,212
Demand deposits	7,073,246	9,569,828
	7,486,111	9,778,040

6.           Amounts Receivable

	February 28, 2013 $	August 31, 2012 $
HST receivable	18,592	19,953
Foreign value added tax receivables	35,691	138,318
Other	12,731	44,581
	67,014	202,852

7.	Investment

	February 28, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Available-for-sale investment
Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(80,090)	55,734

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $
Available-for-sale investment
Hannans	2,647,059	135,824	(54,962)	80,862

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

7.	Investment (continued)

The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 9(b).  As at February 28, 2013 the quoted market value of the Hannans shares was $55,734.

8.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	18,032	19,767	40,054	77,608	135,694
Additions	-	-	58,027	89,081	166,875
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at February 28, 2013	18,032	19,767	98,081	134,475	270,355

Accumulated Depreciation:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(1,753)	(1,921)	(10,132)	(15,379)	(29,185)
Disposal	-	-	-	8,590	8,590
Balance at February 28, 2013	(6,788)	(5,122)	(23,954)	(31,962)	(67,826)

Carrying Value:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2011	16,672	-	38,087	73,895	128,654
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338
Balance at February 28, 2013	11,244	14,645	74,127	102,513	202,529

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

9.	Exploration and Evaluation Assets
	February 28, 2013 $	August 31, 2012 $
Rare Earth Element Properties
Norra Kärr	21,314	21,314
Otanmaki	801	801
Olserum	103,488	103,488
Other	79,983	86,288
	205,586	211,891
Iron Ore Properties
Other	2,406	2,406
	207,992	214,297

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims located in southern Sweden.

Otanmaki

The Otanmaki property consists of 24 staked exploration claims located in central western Finland.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum project, comprising one claim, in southern Sweden.  The Olserum project was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company at an assigned value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum project.

Other

During the six months ended February 28, 2013 the Company relinquished exploration claims in Finland, Norway and Sweden and recorded an impairment charge of $14,483 to exploration and evaluation assets.

As at February 28, 2013 the Company has been granted or made reservations on:

(i)	10 exploration claims in Sweden; and
(ii)	72 exploration claims or claim applications in Finland.

(b)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

(i)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
(ii)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
(iii)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

10.	Mineral Exploration Costs

Mineral exploration costs incurred during the six months ended February 28, 2013 and February 29, 2012 are detailed below:

	Six Months Ended February 28, 2013
	Norra Kärr $	Olserum $	Other $	Total $
Consulting	187,700	67,506	-	255,206
Core cutting	13,837	-	-	13,837
Database	-	3,652	-	3,652
Drilling	74,028	-	-	74,028
Exploration site	12,730	117	-	12,847
Fuel	1,237	660	-	1,897
Geochemical	290,487	28,038	-	318,525
Geological	37,399	23,893	-	61,292
Maps	-	-	1,896	1,896
Metallurgical consulting	11,033	-	-	11,033
Metallurgical testing	329,864	-	-	329,864
Pre-feasibility study	97,949	-	-	97,949
Salaries	13,321	-	-	13,321
Travel	9,144	-	-	9,144
Total	1,078,729	123,866	1,896	1,204,491

	Six Months Ended February 29, 2012
	Norra Kärr $	Otanmaki $	Other $	Total $
Assays	81,390	-	-	81,390
Consulting	595,969	11,893	5,335	613,197
Database	1,894	-	1,562	3,456
Drilling	514,158	-	-	514,158
Exploration office	82,717	304	7	83,028
Geochemical	14,919	-	-	14,919
Salaries	10,129	-	-	10,129
Travel	28,228	521	377	29,126
Total	1,329,404	12,718	7,281	1,349,403

11.	Share Capital

(a)           Authorized Share Capital

At February 28, 2013 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)     Reconciliation of Changes in Share Capital

No equity financings were conducted by the Company during the six months ended February 28, 2013 and February 29, 2012.

During the six months ended February 29, 2012 the Company issued 37,746 common shares of the Company to acquire a 100% interest in the Olserum Project. See Note 9(a).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

11.	Share Capital (continued)

(c)	Warrants

During the six months ended February 28, 2013 the Company extended the expiry date on 1,257,334 warrants expiring on November 17, 2012 to a revised expiry date of November 17, 2013 and on 833,333 warrants expiring on November 26, 2012 to a revised expiry date of November 26, 2013.  All other terms of the warrants remained the same.

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at February 28, 2013 and February 29, 2012 and the changes for the six months ended on those dates is as follows:

	2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of period	2,177,607	1.85	3,160,882	1.47
Exercised	-	-	(127,500)	0.41
Expired	(86,940)	1.85	-	-
Balance, end of period	2,090,667	1.85	3,033,382	1.51

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at February 28, 2013:

Number	Exercise Price $	Expiry Date
1,257,334	1.85	November 17, 2013
833,333	1.85	November 26, 2013
2,090,667

(d)           Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During the six months ended February 28, 2013 the Company granted 105,000 (2012 - 2,020,000) share options and recorded compensation expense of $102,750 (2012 - $3,075,500).  In addition, the Company recorded $9,475 (2012 - $313,962) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during the six months ended February 28, 2013 and February 29, 2012 is estimated using the Black-Scholes option pricing model using the following assumptions:
	2013	2012
Risk-free interest rate	1.09% - 1.26%	0.91% - 1.87%
Estimated volatility	86% - 130%	118% - 149%
Expected life	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%
Estimated forfeiture rate	0%	0%

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

11.	Share Capital (continued)

The weighted average fair value of all share options granted and/or vested during the six months ended February 28, 2013 was $0.98 (2012 - $1.51) per option.

During the six months ended February 28, 2013 the Company re-priced certain share options previously granted to purchase a total of 1,706,500 common shares, from original exercise prices ranging from $2.13 to $4.22 per share to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate 1.09% - 1.22%; estimated volatility  91% - 103%;  expected life 1.25 years to 2.46 years;  expected dividend yield 0%;  and estimated forfeiture rate 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at February 28, 2013 and February 29, 2012 and the changes for the six months ended on those dates is presented below:

	2013		2012
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Balance, beginning of period	5,181,500	2.09	3,041,172	1.98
Granted	105,000	1.32	2,020,000	2.40
Exercised	(1,250,000)	0.24	-	-
Expired	(330,000)	2.58	(10,000)	3.84
Balance, end of period	3,706,500	2.04	5,051,172	2.14

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

11.           Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at February 28, 2013:

Number Outstanding	Exercise Price $	Expiry Date
50,000	0.60	March 5, 2013
96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
30,000	1.07	February 11, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
3,706,500

The weighted average share price on the date of exercise of share options during during the six months ended February 28, 2013 was $1.44 per share.  No share options were exercised during the six months ended February 29, 2012.

The weighted average remaining contractual life of the outstanding share options at February 28, 2013 is 1.52 (August 31, 2012 - 1.55) years.

See also Note 16.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

12.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During the six months ended February 28, 2013 and February 29, 2012 the following amounts were incurred with respect to the Company’s President, Vice-President of Corporate Development and Chief Financial Officer (“CFO”):

	2013 $	2012 $
Management fees	81,000	81,000
Professional fees	87,000	94,009
Share-based compensation	-	930,735
	168,000	1,105,744

As at February 28, 2013, $16,000 (2012 - $29,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on February 28, 2013, the amount payable under the agreement would be $324,000.

(b)           Transactions with Other Related Parties

During the six months ended February 28, 2013 and February 29, 2012 the following amounts were incurred with respect to other officers and directors of the Company:

	2013 $	2012 $
Professional fees	63,000	52,750
Health benefits	550	659
Share-based compensation	-	1,108,250
	63,550	1,161,659

In addition, during the six months ended February 28, 2013 the Company incurred a total of $31,200 (2012 - $31,800) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and for rent.

As at February 28, 2013, $17,600 (2012 - $21,300) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During the six months ended February 28, 2013 the Company incurred $10,705 (2012 - $nil) for shared administration costs with a public company with common directors and officers.  As at February 28, 2013, $1,005 (2012 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During the six months ended February 28, 2013 the Company recovered $50,013 (2012 - $nil) for shared office personnel and costs from public companies with common directors and officers.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

13.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

14.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  fair value through profit or loss (“FVTPL”); held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	February 28, 2013 $	August 31, 2012 $
Cash	FVTPL	7,486,111	9,778,040
Investment	Available-for-sale	55,734	80,862
Amounts receivable	Loans and receivables	67,014	202,852
Accounts payable and accrued liabilities	Other liabilities	(447,178)	(782,977)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The recorded amount for the investment approximates its fair value.  The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at February 28, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	7,486,111	-	-	-	7,486,111
Investment	55,734	-	-	-	55,734
Amounts receivable	67,014	-	-	-	67,014
Accounts payable and accrued liabilities	(447,178)	-	-	-	(447,178)

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	80,862				80,862
Amounts receivable	202,852				202,852
Accounts payable and accrued liabilities	(782,977)				(782,977)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At February 28, 2013, 1 Canadian Dollar was equal to 6.28 SEK.

Balances are as follows:

	Swedish Krona	CDN $ Equivalent
Cash	821,543	130,819
Amounts receivable	303,863	48,386
Accounts payable and accrued liabilities	(954,820)	(152,041)
	170,586	27,164

Based on the net exposures as of February 28, 2013 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the Swedish Krona would result in the Company’s net loss to be approximately $2,500 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED FEBRUARY 28, 2013
(Unaudited - Express in Canadian Dollars)

14.           Financial Instruments and Risk Management (continued)

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

15.           Supplemental Cash Flow Information

During the six months ended February 28, 2013 and February 29, 2012 non-cash activities were conducted by the Company as follows:

	2013 $	2012 $
Financing activities
Issuance of common shares	164,500	95,120
Share-based payments reserve	(164,500)	-
	-	95,120
Investing activity
Additions to exploration and evaluation assets	-	(95,120)

16.           Events after the Reporting Period

Subsequent to February 28, 2013 the Company had share options to purchase 50,000 common shares with an exercise price of $0.60 per share expire without exercise.